

Mail Stop 4631

October 3, 2016

Via Email
Lori M. Browne
Senior Vice President and General Counsel
Forterra, Inc.
511 Wast John Carpenter Freeway, 6th Floor
Irving, Texas 75062

> **Re: Forterra, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 23, 2016**
> **File No. 333-212449**

Dear Ms. Browne:

We have reviewed the above-captioned filing and have the following comments.

Pro Forma Financial Information

Adjustment to weighted average shares outstanding, page 91

1. Your current disclosures indicate that you intend to use the proceeds you receive in the offering to repay indebtedness, and that little, if any, of the proceeds will be used for working capital and general corporate purposes. You also note that a dividend declared in the latest year is deemed to be in contemplation of this offering with the intention of repayment out of the offering proceeds to the extent the dividend exceeded earnings during the previous twelve months. However, you did not make any adjustment in connection with the dividend paid in June 2016 of $345 million given that all of the proceeds were expected to be used to repay debt. If you no longer intend to use all of the proceeds of the offering to repay debt, please revise your disclosures as necessary.

Financial Statements

Forterra, Inc.

2. Your disclosures indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements to give retroactive effect to the expected stock split. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they

expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. <u>See</u> Rule 2-02 of Regulation S-X.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Peter Wardle, Esq.
       Bill Wortmann, Esq.
       Jeff Chapman, Esq.
       Joshua Davidson, Esq.
       Samantha Crispin, Esq.